SECURITIES AND EXCHANGE COMMISSION            ------------------------
                WASHINGTON, D.C. 20549                            OMB Approval
                     FORM N-17f-2                       ------------------------
                                                        OMB Number   3235-0360
   Certificate of Accounting of Securities and Similar  Expires:  July 31, 1994
             Investments in the Custody of              Estimated average burden
            Management Investment Companies             hours per response. 0.05

        Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

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1. Investment Company Act File Number:

      811-524

   Date examination completed:  May 31, 2001

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2. State identification Number:  N/A
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     AL        AK        AZ        AR       CA        CO
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     CT        DE        DC        FL       GA        HI
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     ID        IL        IN        IA       KS        KY
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     LA        ME        MD        MA       MI        MN
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     MS        MO        MT        NE       NV        NH
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     NJ        NM        NY        NC       ND        OH
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     OK        OR        PA        RI       SC        SD
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     TN        TX        UT        VT       VA        WA
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     WV        WI        WY        PUERTO RICO
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     Other (specify):
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3. Exact name of investment company as specified in registration statement:
	MPAM Funds Trust
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4. Address of principal executive office (number, street, city, state, zip code)

      200 Park Avenue, 55th Floor, New York, NY10166
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Independent Accountants' Report



The Board of Trustees of
MPAM Funds Trust


We have examined management's assertion that the MPAM Funds Trust (comprised of MPAM Large Cap Stock Fund, MPAM Income Stock Fund, MPAM Mid Cap Stock
Fund, MPAM Small Cap Stock Fund, MPAM International Fund, MPAM Emerging
Markets Fund, MPAM Bond Fund, MPAM Intermediate Bond Fund, MPAM Short-Term
U.S. Government Securities Fund, MPAM National Intermediate Municipal Bond Fund, MPAM National Short-Term Municipal Bond Fund, MPAM Pennsylvania Intermediate Municipal Bond Fund and MPAM Balanced Fund) (the "Funds") complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of May 31, 2001, included in the Management Assertion Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2001 and with respect to agreement of security purchases and sales, for the period from October 2, 2000 (date of inception) through May 31, 2001 without prior notice to management:
1) Confirmation of all securities hypothecated, pledged or placed in escrow with brokers;
2) Inspection of documentation of other securities held in safekeeping by Mellon Securities Trust Company ("the Custodian") but not included in 1) above;
3) Reconciliation between the Funds' accounting records and the custody records as of May 31, 2001 and verified reconciling items;
4) Agreement of pending trade activity for the Funds as of May 31, 2001 to their corresponding subsequent cash statements;
5) Agreement of a sample of purchase and sales of securities for the period from October 2, 2000 (date of inception) through May 31, 2001 to the books and records of the Funds noting that they had been properly recorded.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the MPAM Funds Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, with respect to securities reflected in the investment accounts of the Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the MPAM Funds Trust, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 15, 2001



June 15, 2001




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of MPAM Funds Trust (comprised of MPAM Large
Cap Stock Fund, MPAM Income Stock Fund, MPAM Mid Cap Stock Fund, MPAM
Small Cap Stock Fund, MPAM International Fund, MPAM Emerging Markets Fund, MPAM Bond Fund, MPAM Intermediate Bond Fund, MPAM Short-Term U.S.
Government Securities Fund, MPAM National Intermediate Municipal Bond Fund, MPAM National Short-Term Municipal Bond Fund, MPAM Pennsylvania Intermediate Municipal Bond Fund and MPAM Balanced Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2001 and for the period from October 2, 2000 (date of inception) through May 31, 2001.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2001, and for the period from October 2, 2000 (date of inception) through May 31, 2001, with respect to securities reflected in the investment accounts of the Funds.

MPAM Funds Trust



Joseph Connolly
Vice President and Treasurer